Mail Stop 4561

May 29, 2008

Mr. Colm Kelleher
Chief Financial Officer
Morgan Stanley
1585 Broadway
New York, NY 10036

> **Re: Morgan Stanley**
> **Form 10-K for Fiscal Year Ended**
> **November 30, 2007**
> **Filed January 29, 2008**
> **File No. 001-11758**

Dear Mr. Kelleher:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Kevin Woody
Branch Chief